Exhibit 99.2

NETCLASS TECHNOLOGY INC. and East China Normal University Sign Cooperation Agreement to Pioneer a New Era of Smart Education

Strategic partnership aims to cultivate top talent and accelerate innovation in smart education and assessment systems

SHANGHAI and HONG KONG, May 27, 2025 – NETCLASS Technology INC. (Nasdaq: NTCL; the “Company” or “NetClass”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, has officially entered into a cooperation agreement with the School of Foreign Languages at East China Normal University to jointly develop smart education solutions in computational linguistics. This collaboration marks a new milestone in university-industry cooperation, bringing vibrant momentum to the advancement of smart education.

As a pioneer in the smart education industry, NetClass is committed to innovation-driven development. East China Normal University is one of the most prestigious universities in China, consistently ranked among the top five mainland Chinese universities in Education and Training, according to the QS World University Rankings. The School of Foreign Languages at East China Normal University is renowned for its high-quality education and strong academic foundation, enjoying a strong reputation in linguistics research and teaching. The cooperation between the two parties will focus on integrating technology with language education applications, aiming to cultivate interdisciplinary talent and transform academic research into practical, real-world applications.

NetClass will provide a number of high-quality internship opportunities each year in cutting-edge areas such as language assessment, instructional language material processing, and adaptive learning recommendation systems. These positions will provide students with hands-on experience and practical training. In addition, the two parties will jointly launch a course titled "AI + Language Teaching System Development," in which corporate mentors will play an active role by participating in instruction and sharing real-world industry experience to bridge the gap between theory and practice. Furthermore, NetClass will cooperate with the East China Normal University in establishing a "Joint Research and Development Center for Language and Educational Technology," which will support the incubation of student innovation projects and accelerate the transformation of scientific research results into real-life applications. NetClass will also prioritize the recruitment of outstanding graduates from East China Normal University, with an estimated intake of 10 hires per year, providing strong career opportunities for students. The School of Foreign Languages at East China Normal University will be responsible for course instruction and student management, as well as recommending qualified candidates for internships and full-time positions. Through this collaboration, NetClass will provide training positions, guidance from senior industry mentors, and clear career pathways. Both parties will serve as preferred partners, deepening cooperation in curriculum design, project development, and beyond.

This cooperation marks a significant step in the joint exploration by NetClass and the School of Foreign Languages at East China Normal University in smart education. It is expected to cultivate more high-quality professional talent to the industry and promote the innovative development of smart education products and assessment systems. Leveraging this agreement as a growth opportunity, NETCLASS will further expand its business scope, strengthen its core competitiveness, and continue to strive to fulfill its mission of empowering education through technology.

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About East China Normal University

Founded in Shanghai in October 1951, East China Normal University (ECNU) is one of the prestigious universities in China. The university is part of Project 211 and Project 985, two major Chinese government initiatives launched to improve the quality of higher education in China.

In 2017, ECNU was selected as one of the Category A universities in China’s Double First-Class University Program, a higher education initiative launched by the Ministry of Education of China aiming to develop elite Chinese universities into world-class institutions by the end of 2050. For more information, please visit ECNU’s website: https://english.ecnu.edu.cn/index.htm

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global

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